EXHIBIT 99.5

Chunghwa Telecom announces its operating results for September 2015

Date of events: 2015/10/08

Contents:

1.	Date of occurrence of the event: 2015/10/08

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom’s consolidated revenue for September 2015 was NT$18.71 billion, a 2.3% decrease year-over-year. Operating income was NT$4.58 billion and pretax income was NT$4.62 billion. Net income attributable to stockholders of the parent company was NT$3.80 billion and

EPS was NT$0.49, growing by 9.1% year-over-year. Year-to-date consolidated revenue through September 2015 was NT$169.57 billion, a 1.6% increase year-over-year. Operating income and pretax income were NT$39.02 billion and NT$40.30 billion, respectively. Net income attributable to stockholders of the parent company was NT$33.35 billion and EPS was NT$4.30, growing by 9.2% year-over-year. Both year-to-date pretax income and EPS remarkably exceeded guidance for the first nine months of 2015. Mobile communications business revenue increased on a year-over-year basis in September, mainly attributed to the increase in mobile value-added service revenue brought forth by the growth of mobile internet subscriber base. Broadband access revenue and HiNet ISP revenue also increased year-over-year. Operating costs and expenses in September decreased year-over-year mainly due to the decrease in cost of goods sold and the interconnection expenses year-over-year.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: None.